Exhibit 99.3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2016 and 2015

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	September 30, 2016 (Unaudited)		December 31, 2015 (Audited)		September 30, 2015 (Adjusted and Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$10,844	3	$30,271	7	$20,608	5
Financial assets at fair value through profit or loss	—	—	—	—	26	—
Hedging derivative assets	—	—	1	—	15	—
Held-to-maturity financial assets	3,091	1	1,881	—	1,528	—
Trade notes and accounts receivable, net	35,714	8	26,926	6	27,822	6
Accounts receivable from related parties	20	—	42	—	64	—
Inventories	7,869	2	8,780	2	6,556	2
Prepayments	6,040	1	2,669	1	5,407	1
Other current monetary assets	4,149	1	3,301	1	3,957	1
Other current assets	2,465	1	2,336	1	2,880	1

Total current assets	70,192	17	76,207	18	68,863	16

NONCURRENT ASSETS
Available-for-sale financial assets	4,782	1	5,511	1	5,344	1
Held-to-maturity financial assets	—	—	2,140	—	3,095	1
Investments accounted for using equity method	2,317	—	2,895	1	2,897	1
Property, plant and equipment	285,350	66	296,399	65	292,937	68
Investment properties	7,888	2	7,902	2	7,800	2
Intangible assets	48,044	11	50,447	11	41,065	9
Deferred income tax assets	1,024	—	2,061	—	1,966	—
Net defined benefit assets	2,871	1	11	—	9	—
Prepayments	3,274	1	3,612	1	3,473	1
Other noncurrent assets	4,957	1	5,586	1	6,224	1

Total noncurrent assets	360,507	83	376,564	82	364,810	84

TOTAL	$430,699	100	$452,771	100	$433,673	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$138	—	$110	—	$113	—
Financial liabilities at fair value through profit or loss	10	—	—	—	—	—
Trade notes and accounts payable	18,486	4	16,301	4	14,052	3
Payables to related parties	528	—	611	—	352	—
Current tax liabilities	4,078	1	9,171	2	6,254	2
Other payables	21,134	5	25,487	6	20,950	5
Provisions	96	—	190	—	150	—
Advance receipts	9,430	3	9,567	2	9,768	2
Current portion of long-term loans	—	—	8	—	61	—
Other current liabilities	1,328	—	1,501	—	1,489	—

Total current liabilities	55,228	13	62,946	14	53,189	12

NONCURRENT LIABILITIES
Long-term loans	1,600	—	1,742	—	1,831	—
Deferred income taxes liabilities	667	—	148	—	153	—
Provisions	60	—	58	—	51	—
Customers’ deposits	4,523	1	4,726	1	4,634	1
Net defined benefit liabilities	1,389	—	7,099	2	6,770	2
Deferred revenue	3,550	1	3,616	1	3,590	1
Other noncurrent liabilities	2,998	1	3,097	1	2,737	1

Total noncurrent liabilities	14,787	3	20,486	5	19,766	5

Total liabilities	70,015	16	83,432	19	72,955	17

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stock	77,574	18	77,574	17	77,574	18

Additional paid-in capital	147,180	34	146,733	32	146,732	34

Retained earnings
Legal reserve	77,574	18	77,574	17	77,574	18
Special reserve	2,676	1	2,676	1	2,676	—
Unappropriated earnings	50,265	12	59,448	13	51,175	12

Total retained earnings	130,515	31	139,698	31	131,425	30

Other adjustments	(613)	—	269	—	180	—

Total equity attributable to stockholders of the parent	354,656	83	364,274	80	355,911	82

NONCONTROLLING INTERESTS	6,028	1	5,065	1	4,807	1

Total equity	360,684	84	369,339	81	360,718	83

TOTAL	$430,699	100	$452,771	100	$433,673	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2016		2015		2016		2015
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$58,518	100	$56,178	100	$171,658	100	$169,571	100

OPERATING COSTS	38,516	66	33,895	60	108,875	63	106,302	63

GROSS PROFIT	20,002	34	22,283	40	62,783	37	63,269	37

OPERATING EXPENSES
Marketing	6,451	11	6,184	11	18,456	11	18,193	11
General and administrative	1,108	2	1,105	2	3,362	2	3,355	2
Research and development	942	1	915	2	2,788	2	2,616	1

Total operating expenses	8,501	14	8,204	15	24,606	15	24,164	14

OTHER INCOME AND EXPENSES	(10)	—	(42)	—	(27)	—	(86)	—

INCOME FROM OPERATIONS	11,491	20	14,037	25	38,150	22	39,019	23

NON-OPERATING INCOME AND EXPENSES
Interest income	46	—	82	—	150	—	244	—
Other income	291	—	52	—	1,062	1	575	—
Other gains and losses	13	—	(132)	—	20	—	(203)	—
Interest expenses	(5)	—	(9)	—	(15)	—	(24)	—
Share of the profit of associates and joint ventures accounted for using equity method	42	—	186	—	334	—	693	1

Total non-operating income and expenses	387	—	179	—	1,551	1	1,285	1

INCOME BEFORE INCOME TAX	11,878	20	14,216	25	39,701	23	40,304	24

INCOME TAX EXPENSE	2,987	5	3,476	6	5,452	3	6,220	4

NET INCOME	8,891	15	10,740	19	34,249	20	34,084	20

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates and joint ventures	—	—	—	—	—	—	—	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(131)	—	213	1	(220)	—	128	—
Unrealized loss on available-for-sale financial assets	(91)	—	(506)	(1)	(698)	(1)	(839)	—
Cash flow hedges	3	—	16	—	(1)	—	16	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	(3)	—	7	—	(4)	—	7	—
Income tax benefit (expense) relating to items that may be reclassified subsequently	—	—	1	—	—	—	(3)	—

	(222)	—	(269)	—	(923)	(1)	(691)	—

Total other comprehensive loss, net of income tax	(222)	—	(269)	—	(923)	(1)	(691)	—

TOTAL COMPREHENSIVE INCOME	$8,669	15	$10,471	19	$33,326	19	$33,393	20

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2016		2015		2016		2015
	Amount	%	Amount	%	Amount	%	Amount	%
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,583	15	$10,597	19	$33,368	19	$33,552	20
Noncontrolling interests	308	—	143	—	881	1	532	—

	$8,891	15	$10,740	19	$34,249	20	$34,084	20

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,379	15	$10,299	19	$32,486	18	$32,846	20
Noncontrolling interests	290	—	172	—	840	1	547	—

	$8,669	15	$10,471	19	$33,326	19	$33,393	20

EARNINGS PER SHARE
Basic	$1.11		$1.37		$4.30		$4.33

Diluted	$1.11		$1.37		$4.30		$4.31

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
							Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for- sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	Total Equity Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
			Retained Earnings
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings
BALANCE, JANUARY 1, 2015	$77,574	$146,720	$76,893	$2,820	$55,895	$135,608	$146	$740	$—	$886	$360,788	$4,924	$365,712

Appropriation of 2014 earnings
Legal reserve	—	—	681	—	(681)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	(144)	144	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,673)	(37,673)	—	—	—	—	(37,673)	—	(37,673)

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(350)	(350)

Partial disposal of interests in subsidiaries	—	27	—	—	—	—	—	—	—	—	27	18	45

Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	1	1

Net income for the nine months ended September 30, 2015	—	—	—	—	33,552	33,552	—	—	—	—	33,552	532	34,084

Other comprehensive income (loss) for the nine months ended September 30, 2015	—	—	—	—	—	—	122	(843)	15	(706)	(706)	15	(691)

Total comprehensive income (loss) for the nine months ended September 30, 2015	—	—	—	—	33,552	33,552	122	(843)	15	(706)	32,846	547	33,393

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	44	44
Purchase of treasury stocks by a subsidiary	—	(15)	—	—	(62)	(62)	—	—	—	—	(77)	(416)	(493)
Net increase in noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	39	39

BALANCE, SEPTEMBER 30, 2015	$77,574	$146,732	$77,574	$2,676	$51,175	$131,425	$268	$(103)	$15	$180	$355,911	$4,807	$360,718

BALANCE, JANUARY 1, 2016	$77,574	$146,733	$77,574	$2,676	$59,448	$139,698	$177	$91	$1	$269	$364,274	$5,065	$369,339

Appropriation of 2015 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(42,551)	(42,551)	—	—	—	—	(42,551)	—	(42,551)

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)

Partial disposal of interests in subsidiaries	—	58	—	—	—	—	—	—	—	—	58	25	83

Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	389	—	—	—	—	—	—	—	—	389	786	1,175

Net income for the nine months ended September 30, 2016	—	—	—	—	33,368	33,368	—	—	—	—	33,368	881	34,249

Other comprehensive income (loss) for the nine months ended September 30, 2016	—	—	—	—	—	—	(183)	(698)	(1)	(882)	(882)	(41)	(923)

Total comprehensive income (loss) for the nine months ended September 30, 2016	—	—	—	—	33,368	33,368	(183)	(698)	(1)	(882)	32,486	840	33,326

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	17	17
Net increase in noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	5	5

BALANCE, SEPTEMBER 30, 2016	$77,574	$147,180	$77,574	$2,676	$50,265	$130,515	$(6)	$(607)	$—	$(613)	$354,656	$6,028	$360,684

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Nine Months Ended September 30
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$39,701	$40,304
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	21,827	22,908
Amortization	2,518	2,308
Provision for doubtful accounts	524	356
Interest expenses	15	24
Interest income	(150)	(244)
Dividend income	(371)	(218)
Compensation cost of share-based payment transactions	17	44
Share of the profit of associates and joint ventures accounted for using equity method	(334)	(693)
Loss (gain) on disposal of investments accounted for using equity method	—	(5)
Impairment loss on available-for-sale financial assets	—	107
Impairment loss on investments accounted for using equity method	—	8
Provision for inventory and obsolescence	168	137
Loss (gain) on disposal of financial instruments	—	—
Loss on disposal of property, plant and equipment	27	86
Loss on disposal of intangible assets	—	—
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	9	(26)
Loss (gain) on foreign exchange, net	(34)	86
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	1
Trade notes and accounts receivable	(9,021)	(1,927)
Accounts receivable from related parties	22	17
Inventories	743	433
Prepayments	(3,033)	(2,888)
Other current monetary assets	(623)	(787)
Other current assets	(129)	346
Increase (decrease) in:
Trade notes and accounts payable	2,193	(4,591)
Payables to related parties	(83)	(56)
Other payables	(2,851)	(1,411)
Provisions	(91)	(71)
Advance receipts	(126)	(144)
Other current liabilities	5	(125)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Nine Months Ended September 30
	2016	2015
Deferred revenue	$(66)	$192
Net defined benefit liabilities	(8,570)	300

Cash generated from operations	42,287	54,471
Interest paid	(15)	(24)
Income tax paid	(8,989)	(7,114)

Net cash provided by operating activities	33,283	47,333

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(40)	(29)
Proceeds from disposal of available-for-sale financial assets	36	1
Proceeds from capital reduction of available-for-sale financial assets	33	19
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(2,698)	(11,477)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three months	2,463	11,645
Acquisition of held-to-maturity financial assets	—	(1,002)
Proceeds from disposal of held-to-maturity financial assets	925	3,850
Acquisition of investments accounted for using equity method	—	(6)
Proceeds from disposal of investments accounted for using equity method	182	16
Net cash outflow on acquisition of subsidiaries	—	(114)
Acquisition of property, plant and equipment	(12,312)	(15,474)
Proceeds from disposal of property, plant and equipment	6	1
Acquisition of intangible assets	(114)	(226)
Decrease (increase) in other noncurrent assets	310	(589)
Interest received	159	265
Cash dividends received	1,046	759

Net cash used in investing activities	(10,004)	(12,361)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	585	2,750
Repayment of short-term loans	(557)	(3,255)
Repayment of long-term loans	(150)	(104)
Decrease in customers’ deposits	(381)	(128)
Increase (decrease) in other noncurrent liabilities	(111)	1,221
Cash dividends	(42,551)	(37,673)
Partial disposal of interest in subsidiaries without losing control	83	45

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Nine Months Ended September 30
	2016	2015
Cash dividends paid to noncontrolling interests	$(710)	$(350)
Other change in noncontrolling interests	1,180	(488)

Net cash used in financing activities	(42,612)	(37,982)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(94)	58

NET DECREASE IN CASH AND CASH EQUIVALENTS	(19,427)	(2,952)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,271	23,560

CASH AND CASH EQUIVALENTS, END OF PERIOD	$10,844	$20,608

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 and 2015

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of September 30, 2016 and 2015, the related consolidated statements of comprehensive income for the three months ended September 30, 2016 and 2015 and for the nine months ended September 30, 2016 and 2015, as well as the consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2016 and 2015 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.